

July 8, 2021

**SSR MINING TO ANNOUNCE SECOND QUARTER 2021 CONSOLIDATED
FINANCIAL RESULTS ON AUGUST 4, 2021**

DENVER, CO – SSR Mining Inc. (NASDAQ/TSX: SSRM; ASX: SSR) ("SSR Mining") announces the date for its second quarter 2021 consolidated financial results news release and conference call. Investors, media and the public are invited to listen to the conference call.

- News release containing second quarter consolidated financial results: Wednesday, August 4, 2021, before markets open.

- Conference call and webcast: Wednesday, August 4, 2021, at 5:00 pm EDT.

  Toll-free in U.S. and Canada: +1 (800) 319-4610
  All other callers: +1 (604) 638-5340
  Webcast: http://ir.ssrmining.com/investors/events

- The conference call will be archived and available on our website. Audio replay will be available for two weeks by calling:

  Toll-free in U.S. and Canada: +1 (855) 669-9658, replay code 7216
  All other callers: +1 (412) 317-0088, replay code 7216

About SSR Mining

SSR Mining Inc. is a leading, free cash flow focused intermediate gold company with four producing assets located in the USA, Turkey, Canada, and Argentina, combined with a global pipeline of high-quality development and exploration assets in the USA, Turkey, Mexico, Peru, and Canada. In 2020, the four operating assets produced approximately 711,000 gold-equivalent ounces. SSR Mining is listed under the ticker symbol SSRM on the NASDAQ and the TSX, and SSR on the ASX.

SOURCE: SSR Mining Inc.

SSR Mining Contacts

F. Edward Farid, Executive Vice President, Chief Corporate Development Officer

Alex Hunchak, Director, Corporate Development and Investor Relations

SSR Mining Inc.
E-Mail: invest@ssrmining.com
Phone: +1 (888) 338-0046 or +1 (604) 689-3846

To receive SSR Mining's news releases by e-mail, please register using the SSR Mining website at www.ssrmining.com.